EXHIBIT 99.1

Brookfield Announces Intention to Redeem its Class A Preference Shares, Series 51 and 52

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Sept. 04, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that it intends to redeem all of its Cumulative Redeemable Class A Preference Shares, Series 51 (the “Series 51 Shares”) (TSX: BN.PF.K) and all of its Cumulative Redeemable Class A Preference Shares, Series 52 (the “Series 52 Shares”) (TSX: BN.PF.L) for cash on November 1, 2026 (the “Redemption Date”). The redemption price for each Series 51 Share will be $22.44, together with all accrued and unpaid dividends up to but excluding the Redemption Date. The redemption price for each Series 52 Share will be $22.00. Holders of the Series 52 Shares of record as of October 15, 2026 will also receive the previously declared final quarterly dividend of $0.151250 per Series 52 Share, payable on October 30, 2026.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com